UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-41873

Fenbo Holdings Limited

Unit J, 19/F, World Tech Centre

95 How Ming Street

Kwun Tong

Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

As previously disclosed in the Form 6-K filed with the Securities And Exchange Commission on September 30, 2025, Fenbo Holdings Limited (the “Company”) held its extraordinary general meeting (the “Meeting”) on September 29, 2025. At the Meeting, among other resolutions approved, the shareholders of the Company adopted the following resolutions:

(i)	the adoption of the amended and restated memorandum and articles of association (the “ARM&A”), in its entirety and in substitution for and to the exclusion of the currently effective memorandum and articles of association;

(ii)	the change of the authorized share capital of the Company with immediate effect from US$30,300 divided into 303,000,000 shares comprising 300,000,000 ordinary shares of par value of US$0.0001 each and 3,000,000 preference shares of par value of US$0.0001 each, to US$30,300 divided into 303,000,000 shares comprising 285,000,000 class A ordinary shares of par value of US$0.0001 each and 18,000,000 class B ordinary shares of par value of US$0.0001 each; and

(iii)	re-designation and re-classification of the ordinary shares of the Company that:

a.	the 8,000,000 issued ordinary shares of par value of US$0.0001 each in the capital of the Company registered in the name of Luxury Max Investments Limited be redesignated as 8,000,000 issued class B ordinary shares of US$0.0001 each (the “Class B Ordinary Shares”), having the rights and subject to the restrictions set out in the ARM&A;

b.	the remaining 3,062,500 issued ordinary shares of par value of US$0.0001 each in the capital of the Company registered in the names of various shareholders be redesignated as 3,062,500 issued class A ordinary shares of US$0.0001 each (the “Class A Ordinary Shares”), having the rights and subject to the restrictions set out in the ARM&A;

c.	the 281,937,500 authorized but unissued ordinary shares of par value of US$0.0001 each in the capital of the Company be redesignated as 281,937,500 authorized but unissued Class A Ordinary Shares, having the rights and subject to the restrictions set out in the ARM&A;

d.	the 7,000,000 authorized but unissued ordinary shares of par value of US$0.0001 each in the capital of the Company be redesignated as 7,000,000 authorized but unissued Class B Ordinary Shares, having the rights and subject to the restrictions set out in the ARM&A; and

e.	the 3,000,000 authorized but unissued preference shares of par value of US$0.0001 each in the capital of the Company be redesignated as 3,000,000 authorized but unissued Class B Ordinary Shares, having the rights and subject to the restrictions set out in the ARM&A..

A copy of the ARM&A is attached hereto as Exhibit 3.1 and is incorporated herein by reference. The change from ordinary shares of par value of US$0.0001 each to Class A Ordinary Shares was reflected with the Nasdaq Capital Market and in the marketplace at the open of business on October 17, 2025, whereupon the Class A Ordinary Shares began trading. The Company’s Class A Ordinary Shares will continue to trade on the Nasdaq Capital Market under the symbol “FEBO” and under the CUSIP Number of G3413G102.

Exhibits

Exhibit No.	Description
3.1	Amended and Restated Memorandum and Articles of Association of Fenbo Holdings Limited

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Fenbo Holdings Limited

Date: October 14, 2025	By:	/s/ Huang Hongwu
	Name:	Huang Hongwu
	Title:	Chief Executive Officer and Executive Director

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